July 13, 2011

VIA EDGAR CORRESPONDENCE

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-6010

Re: Radius Health, Inc.

Form 8-K

Filed May 23, 2011

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 24, 2011

File No. 000-53173

Dear Mr. Reynolds:

On behalf of our client, Radius Health, Inc., a Delaware corporation (f/k/a MPM Acquisition Corp.) (the “Company”), we write to confirm our conversation with Erin Wilson of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) in which the deadline for the Company’s response to the Staff’s comments on the above-referenced filings was extended to end of the day on Wednesday, July 20, 2011.

Please do not hesitate to contact me at 617-951-8439 or Nick Harvey, the Company’s CFO, at 617-444-1834 with any questions you may have.

Sincerely,

/s/ Mathew J. Cushing

Matthew J. Cushing

cc:	Erin Wilson, Securities and Exchange Commission
Pamela Howell, Securities and Exchange Commission
Brian McAllister, Securities and Exchange Commission
Tia Jenkins, Securities and Exchange Commission
C. Richard Edmund Lyttle, President and CEO, Radius Health, Inc.
B. Nicholas Harvey, CFO, Radius Health, Inc.
Julio E. Vega, Bingham McCutchen LLP